Exhibit 99.1

MINISO Group Announces Special Cash Dividend

GUANGZHOU, China, August 17, 2022 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEx: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global retailer offering a variety of design-led lifestyle products, today announced a special cash dividend.

MINISO’s board of directors has approved a special cash dividend in the amount of US$0.172 per ADS or US$0.043 per ordinary share, payable as of the close of business on September 9, 2022 to the holders of ADS and ordinary shares of record as of the close of business on August 31, 2022, New York Time and Beijing/Hong Kong Time, respectively. The ex-dividend date will be August 30, 2022. The aggregate amount of cash dividends to be paid is approximately US$53.5 million (RMB360.8 million), which will be funded by surplus cash on the Company’s balance sheet.

For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on August 31, 2022 (Beijing/ Hong Kong Time).

MINISO paid a cash dividend of US$0.156 per ADS or US$0.039 per ordinary share in September 2021. Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distribution will be made at the discretion of its board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

MINISO’s net cash flows from operating activities were RMB1,038.5 million, RMB826.5 million and RMB916.3 million in the fiscal years of 2019, 2020 and 2021, and RMB918.8 million and RMB1,048.2 million in the nine months ended March 31, 2021 and 2022.

About MINISO Group

MINISO is a global retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Exchange Rate

The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of August 12, 2022, which was RMB6.7425 to US$1.0000.

Investor Relations Contact:

Raine Hu
MINISO Group Holding Limited
Email: ir@miniso.com
Phone: +86 (20) 36228788 Ext.8039

2